UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*
RSC HOLDINGS INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
74972L 102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box below to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Atlas Copco Finance S.à.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		10,816,575(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1)

		10,816,575(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,816,575(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.47%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	[CO]
(1) See Item 4 below.
(2) Based on 103,353,000 shares outstanding.

Item 1.

Item 1(a) Name of issuer: RSC Holdings Inc.

Item 1(b) Address of issuer’s principal executive offices:	6929 E. Greenway Parkway
Scottsdale, AZ 85254
Item 2.
Item 2(a) Name of Person Filing:

Name of Person Filing	Address	Citizenship
Atlas Copco Finance S.à.r.l.	16, Avenue Pasteur	L-2310 Luxembourg
Item 2(b) Address or Principal Business Office or, if none, Residence: See Item 2(a) above.

Item 2(c) Citizenship: See Item 2(a) above.

Item 2(d) Title of class of securities: Common Stock, no par value

Item 2(e) CUSIP Number: 74972L 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See below.

(b)	Percent of class: See below.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See below.

(ii)	Shared power to vote or to direct the vote: See below.

(iii)	Sole power to dispose or to direct the disposition of: See below.

(iv)	Shared power to dispose or to direct the disposition of: See below.
     As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of RSC Holdings Inc. listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class(a)
Atlas Copco Finance S.à.r.l.	10,816,575	10.47%

(a)	Based on 103,353,000 shares outstanding.
Item 5. Ownership of Five Percent or Less of a Class.
     N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     N/A
Item 8. Identification and Classification of Members of the Group.
     Atlas Copco Finance S.à.r.l. (“ACF”) is a party to an Amended and Restated Stockholders Agreement, dated as of May 29, 2007 (the “Stockholders Agreement”), among RSC Acquisition LLC, RSC Acquisition II LLC (collectively, the “Ripplewood Funds”), OHCP II RSC, LLC, OHCMP II RSC, LLC, OHCP II RSC COI, LLC (collectively, the “Oak Hill Funds”), RSC Holdings Inc. and certain members of RSC Holdings Inc.’s management. Subject to certain conditions, the Stockholders Agreement requires the parties to vote their shares of the common stock of RSC Holdings Inc. (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement and places certain restrictions on transfers by the parties thereto. The stock ownership reported for ACF does not include any shares owned by other parties to the Stockholders Agreement. ACF disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certification.
     N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

ATLAS COPCO FINANCE S.À.R.L.

Date: February 13, 2009

	By:	/s/ Agnes Csorgo

	Name:	Agnes Csorgo
	Title:	Manager

	By:	/s/ Alex Bongaerts

	Name:	Alex Bongaerts
	Title:	Director